20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated Bermuda with limited liability)

Our Ref: GSD/TCHL/4946
10th December 2008

[redacted]

BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary
Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 10th December 2008
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993:

Description of Document

Title: Preliminary Announcement
for the Six Months Ended 30th September 2008

Date: 10th December 2008

Entity requiring item: Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 88)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2008

I am pleased to report the unaudited results of the Group for the six months ended 30th September 2008.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th September 2008

	Note	(Unaudited) Six Months Ended 30/9/2008 HK$ Million	30/9/2007 HK$ Million
Turnover	2	297.0	149.1
Cost of sales		(124.4)	(60.6)
Gross profit		172.6	88.5
Other income		5.0	4.8
Administrative expenses		(16.2)	(17.8)
Write-back of provision against properties for sale		–	62.2
Fair value loss on investment properties		(21.6)	–
Operating profit	3	139.8	137.7
Finance costs		(4.0)	(3.8)
Share of results of associates		54.9	56.0
Profit before income tax		190.7	189.9
Income tax expense	4	(22.5)	(26.9)
Profit attributable to equity holders of the Company		**168.2**	**163.0**
Dividends Interim, proposed, of HK 9 cents (2007: HK 9 cents) per ordinary share		55.6	55.6
Earnings per share (Basic and Diluted)	5	27.2¢	26.4¢

CONSOLIDATED BALANCE SHEET

As at 30th September 2008

	Note	(Unaudited) 30/9/2008 HK$ Million	(Audited) 31/3/2008 HK$ Million
Non-current assets			
Property, plant and equipment		1.3	1.6
Investment properties		134.3	155.9
Associates		79.2	78.8
Available-for-sale financial assets		113.4	113.0
Deferred income tax assets		3.7	1.0
Mortgage loans receivable		7.0	8.9
		338.9	359.2
Current assets			
Properties for sale		3,042.1	2,670.0
Properties under development		141.2	555.8
Mortgage loans receivable		0.2	0.3
Debtors, deposits and prepayments	6	66.9	114.5
Amount due from an associate		6.3	6.3
Bank balances and cash		665.8	429.3
		3,922.5	3,776.2
Current liabilities			
Creditors, deposits and accruals	7	112.7	84.7
Borrowings	8	300.5	228.7
Current income tax liabilities		51.6	32.3
		464.8	345.7
Net current assets		3,457.7	3,430.5
Total assets less current liabilities		3,796.6	3,789.7
Non-current liabilities			
Borrowings	8	60.9	128.0
Deferred income tax liabilities		4.2	4.9
		65.1	132.9
Net assets		3,731.5	3,656.8
Equity			
Share capital		61.7	61.7
Retained profits		3,271.2	3,158.6
Other reserves		343.0	350.1
Proposed dividend		55.6	86.4
Total equity		3,731.5	3,656.8

Notes:

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The condensed financial statements should be read in conjunction with the 2008 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31st March 2008 except for the adoption of certain new standards, amendments and interpretations of Hong Kong Financial Reporting Standards ("HKFRS") issued and are mandatory for accounting periods beginning on or after 1st April 2008. The Group has assessed the impact of the adoption of these new standards, amendments and interpretations and considered that there was no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies.

Certain new standards, amendments and interpretations under HKFRS have been issued but are not effective for the year ending 31st March 2009 and these have not been early adopted by the Group. The Group is in the process of assessing the impact of these new standards, amendments and interpretations on its results of operations and financial position.

2. TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in property investment and development, investment holding and property management.

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operations of the Group.

(a) Primary reporting format – business segments

	Six Months Ended 30/9/2008				
	Property development and leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	293.9	3.1	–	–	297.0
Segment results before provision	155.6	1.9	–	4.0	161.5
Fair value loss on investment properties	(21.6)	–	–	–	(21.6)
Segment results	134.0	1.9	–	4.0	139.9
Unallocated costs					(0.1)
Operating profit					139.8
Finance costs					(4.0)
Share of results of associates	3.3	–	51.6	–	54.9
Profit before income tax					190.7
Income tax expense					(22.5)
Profit attributable to equity holders of the Company					168.2

	Six Months Ended 30/9/2007				
	Property development and leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	146.1	3.0	–	–	149.1
Segment results before provision	70.1	1.7	–	3.8	75.6
Write-back of provision against properties for sale	62.2	–	–	–	62.2
Segment results	132.3	1.7	–	3.8	137.8
Unallocated costs					(0.1)
Operating profit					137.7
Finance costs					(3.8)
Share of results of associates	0.4	–	55.6	–	56.0
Profit before income tax					189.9
Income tax expense					(26.9)
Profit attributable to equity holders of the Company					163.0

(b) Secondary reporting format – geographical segments

	Turnover Six Months Ended		Operating results Six Months Ended	
	30/9/2008 HK$ Million	30/9/2007 HK$ Million	30/9/2008 HK$ Million	30/9/2007 HK$ Million
Hong Kong	296.9	149.0	141.5	142.2
United States of America	0.1	0.1	(1.7)	(4.5)
	297.0	149.1	139.8	137.7

3. OPERATING PROFIT

Operating profit is stated after charging the following:

	Six Months Ended	
	30/9/2008 HK$ Million	30/9/2007 HK$ Million
Amortisation of leasehold land (net of amount capitalised under properties under development of HK$0.2 million (2007: HK$4.0 million))	18.6	15.2
Cost of property sales	90.8	30.6
Depreciation	0.3	0.3

4. INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits for the period. Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates prevailing in the countries in which the Group operates. No overseas tax has been made as the Group had no estimated assessable profit for both periods.

	Six Months Ended	
	30/9/2008 HK$ Million	30/9/2007 HK$ Million
Current income tax		
Hong Kong profits tax	26.1	24.4
Deferred income tax	(3.6)	2.5
	22.5	26.9

The Group's share of income tax expense attributable to associates for the six months ended 30th September 2008 of HK$10.1 million (2007: HK$7.6 million) is included in the consolidated profit and loss account as share of results of associates.

5. EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to equity holders of the Company of HK$168.2 million (2007: HK$163.0 million) and ordinary shares in issue of 617,531,425 (2007: 617,531,425). There were no potential dilutive ordinary shares outstanding during the period (2007: Nil).

6. DEBTORS, DEPOSITS AND PREPAYMENTS

	30/9/2008 HK$ Million	31/3/2008 HK$ Million
Trade debtors, aged		
0–3 months	57.6	105.3
Over 3 months	0.2	–
	57.8	105.3
Deposits and prepayments	9.1	9.2
	66.9	114.5

The carrying amounts of debtors and deposits approximate their fair value. Debtors, deposits and prepayments are mainly denominated in Hong Kong dollars.

Credit terms given to customers vary and are generally ranged from 3 to 6 months. There is no concentration of credit risk with respect to debtors, as the Group has a large number of customers.

7. CREDITORS, DEPOSITS AND ACCRUALS

	30/9/2008 HK$ Million	31/3/2008 HK$ Million
Creditors, aged		
0–3 months	4.9	4.7
Over 3 months	4.2	4.5
	9.1	9.2
Deposits and accruals	103.6	75.5
	112.7	84.7

The carrying amounts of creditors and deposits approximate their fair value. The creditors and deposits are mainly denominated in Hong Kong dollars.

8. BORROWINGS

	30/9/2008 HK$ Million	31/3/2008 HK$ Million
Non-current		
Bank loans		
– unsecured	–	25.4
– secured	60.9	102.6
	60.9	128.0
Current		
Bank loans		
– unsecured	71.0	50.0
– secured	229.5	178.7
	300.5	228.7
Total borrowings	361.4	356.7

The maturity of borrowings is as follows:

	30/9/2008 HK$ Million	31/3/2008 HK$ Million
Within one year	300.5	228.7
In the second year	60.9	68.5
In the third to fifth year	–	59.5
	361.4	356.7

The exposure of the Group's borrowings to interest-rate changes and the contractual repricing dates are all within 6 months from balance sheet date.

The carrying amounts of borrowings approximate their fair value.

9. **RECLASSIFICATION OF COMPARATIVE FIGURES**

The following is a summary of comparative figures which have been reclassified:

	As reclassified HK$ Million	As previously reported HK$ Million
Consolidated profit and loss account		
Cost of sales	60.6	–
Cost of property sales	–	30.6
Property expenses	–	27.5
Administrative expenses	17.8	20.3
Write-back of provision against properties for sale	62.2	28.2
Write-back of impairment loss on leasehold land	–	34.0

The above reclassifications are made so as to conform to current period presentation which, in the opinion of the directors of the Company, would better facilitate analysis of the financial information of the Group and conform to current market practices. Such reclassifications have no significant effect on the overall results or financial position of the Group.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK 9 cents per share, same as last year. The said interim dividend is payable on 20th January 2009.

Register of Members

The Register of Members will be closed from 7th January 2009 to 9th January 2009, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 6th January 2009 in order that they may receive their dividend entitlement.

MANAGEMENT DISCUSSION AND ANALYSIS

Interim Results

The Group's unaudited profit attributable to equity holders of the Company for the six months ended 30th September 2008 amounted to HK$168.2 million. This represents an increase of 3% over the profit of HK$163.0 million for the same period in 2007.

The Group's interest in Sheraton-Hong Kong Hotel is stated at cost less accumulated depreciation and amortisation on the hotel land and buildings in accordance with the current accounting standards.

In order to fully reflect the underlying economic values of the Group's hotel properties, the Group considers it appropriate also to present to shareholders, as set out below, supplementary information on the Group's statement of net assets on the basis that the Group were to state its hotel properties at their open market valuations as at 31st March 2008.

	30/9/2008 (Unaudited) HK$ Million	31/3/2008 (Unaudited) HK$ Million
Non-current assets, including interest in associates	338.9	359.2
Add: Attributable revaluation surplus relating to hotel properties*	2,184.6	2,178.5
	2,523.5	2,537.7
Current assets	3,922.5	3,776.2
Current liabilities	(464.8)	(345.7)
Net current assets	3,457.7	3,430.5
Total assets less current liabilities	5,981.2	5,968.2
Non-current liabilities	(65.1)	(132.9)
Net assets as if the hotel properties were stated at open market value	5,916.1	5,835.3
Net assets per ordinary share as if the hotel properties were stated at open market value	HK$9.58	HK$9.45

* *Based on open market valuations as at 31st March 2008.*

Property Development

Occupation Permit for our luxury residential project at Plunkett's Road was issued in early April. Interior decoration work for the show house will be completed before Christmas. Marketing for the project will probably start early next year.

Site grading work for the French Valley Airport Center project started in June this year and it will take approximately eight months to complete. Further work on this site will depend on the state of the American economy.

Hotel

As the supply of new 5-star hotels is going to be limited over the next few years, the Sheraton-Hong Kong Hotel, in which your Group has 35% interest, will continue to have steady performance in the next few years even with the present worldwide financial crisis.

The hotel management is now working on plans to upgrade the shopping mall at the Sheraton in order to enhance its competitiveness and income potential.

High-tech Investments

The U.S. high-tech sector is holding up relatively well despite the subprime crisis. Some funds that we have invested in have realized the value of some of their companies through sale to large technology and pharmaceutical companies.

Prospects

We are now experiencing a worldwide financial crisis. The property market in Hong Kong will definitely be affected for at least the next one to two years. However, your Group is very strong financially and we are one of the very few Hong Kong property companies in net cash position. The Group's cash net of borrowings amounts to about 50 cents per share as at 30th September 2008. This position even improved after the reporting date. With this cash cushion, we are well prepared to weather this financial storm and to take advantage of any opportunities that may arise.

LIQUIDITY AND FINANCIAL RESOURCES

At 30th September 2008, the Group's cash net of borrowings was HK$304.4 million as compared with HK$72.6 million at 31st March 2008. 83.1% of the Group's borrowings were payable within one year and 16.9% were payable between two to five years. Approximately 80.2% of the Group's borrowings were denominated in Hong Kong dollars and the remaining 19.8% were in United States dollars. The US dollar loans are directly tied in with the business of the Group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

Committed borrowing facilities available to the Group, but not drawn at 30th September 2008, amounted to HK$318.8 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 9.7% at 30th September 2008, compared to 9.8% at 31st March 2008.

Certain properties for sale, properties under development and investment properties of the Group with carrying values of HK$1,123.6 million (31st March 2008: HK$1,159.6 million) have been pledged to banks as security for facilities granted to the extent of HK$364.5 million (31st March 2008: HK$424.0 million) against which HK$290.4 million (31st March 2008: HK$281.3 million) has been utilised at the balance sheet date.

HUMAN RESOURCES

The Group, excluding associates, employs a total of 244 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$26.3 million for the period ended 30th September 2008. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company did not redeem any of its shares during the period. Neither the Company nor any of its subsidiaries purchased or sold any of the Company's shares during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim financial statements.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

During the period, the Company has complied with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 to the Listing Rules of the Stock Exchange except in relation to the followings:

(1) Under code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

    The Company does not have a separate Chairman and Chief Executive Officer and Mr. David Pun Chan currently holds both positions. The Board considers that the combination of the roles of Chairman and Chief Executive Officer can promote the efficient formulation and implementation of the Company's strategies to grasp business opportunities efficiently and promptly. Such arrangement,

which has been adopted by many local and international corporations, enables the Company to meet the rapidly changing business environment which needs quicker decision making to achieve business efficiency.

(2) Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election.

Non-executive Directors of the Company are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

(3) Under the second part of code provision A.4.2 of the CG Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Every Director of the Company, including those appointed for a specific term (save for any chairman or managing director under the Company's Private Act which was enacted in Bermuda in 1990), shall be subject to retirement by rotation at least once every three years. Pursuant to section 4(g) of the Private Act of the Company, any chairman or any managing director of the Company shall not be subject to retirement by rotation under the Bye-laws.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules of the Stock Exchange. All Directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 10th December 2008

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman), Mr. William Wai Lim Lam and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Joseph Wing Siu Cheung, Mr. Karl Chi Leung Kwok and Mr. Man Sing Kwong as independent non-executive directors.

END